UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HIGHLANDS ACQUISITION CORP.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

430880 104
(CUSIP Number)

Ivy Healthcare Capital II, L.P. One Paragon Drive Suite 125 Montvale, New Jersey 07645
Copy to: Roger Meltzer, Esq. DLA Piper US LLP 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2007
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 430880 104	13D	Page 1 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Russell F. Warren, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 695,548
	8	SHARED VOTING POWER 680,242
	9	SOLE DISPOSITIVE POWER 695,548
	10	SHARED DISPOSITIVE POWER 680,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 430880 104	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert W. Pangia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 266,996
	8	SHARED VOTING POWER 680,242
	9	SOLE DISPOSITIVE POWER 266,996
	10	SHARED DISPOSITIVE POWER 680,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 430880 104	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ivy Healthcare Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 430880 104	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fieldpoint Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 695,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 695,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 430880 104	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) issued by Highlands Acquisition Corp. (the “Issuer”), whose principal executive offices are located at One Paragon Drive, Suite 125, Montvale, NJ 07645.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed by the Reporting Persons. The “Reporting Persons” are Ivy Healthcare Capital II, L.P., a Delaware limited partnership (“Ivy Healthcare”), Fieldpoint Capital, LLC, a Delaware limited liability company (“Fieldpoint”), Mr. Russell F. Warren, Jr. (“Warren Jr.”) and Mr. Robert W. Pangia (“Pangia”). Warren Jr., a citizen of the United States of America, is a principal of Ivy Capital Partners, the General Partner of Ivy Healthcare and is a manager of, and owns a 32.67% partnership interest in, Fieldpoint. Pangia, a citizen of the United States of America, is a principal of Ivy Capital Partners, the General Partner of Ivy Healthcare.

The business address of the Reporting Persons is One Paragon Drive, Suite 125, Montvale, NJ 07645.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 1, 2007, Ivy Healthcare and Fieldpoint purchased 492,929 units and 504,020 units of the Issuer, respectively (the “Founders’ Units”) in a private placement at a purchase price of $0.01 per unit ($4,929.29 and $5,040.20, respectively). Effective July 16, 2007, the Issuer’s board of directors authorized a unit dividend of 0.15 units for each outstanding Founders’ Unit, effectively lowering the purchase price to approximately $0.009 per unit and increasing the number of Founders’ Units to 566,868 and 579,623, respectively. Effective October 3, 2007, the Issuer’s board of directors authorized a unit dividend of .20 units for each outstanding Founders’ Unit, effectively lowering the purchase price to approximately $0.007 per unit and increasing the number of Founders’ Units to 680,242 and 695,548, respectively. Each Founders’ Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Founders’ Warrants”). The Founders’ Warrants have an exercise price of $7.50 per share and will become exercisable upon the later of the completion of the Issuer’s initial business combination with a target business and January 3, 2009; provided that the last sales price of the Issuer’s Common Stock exceeds $14.25 per share for any 20 trading days within a 30-trading day period beginning 90 days after the consummation of the Issuer’s initial business combination. Ivy Healthcare and Fieldpoint financed their purchases of the Founders’ Units through the use of working capital.

On October 9, 2007, Ivy Healthcare and Fieldpoint purchased warrants to purchase an aggregate of 454,545 and 464,773 shares of Common Stock, respectively (the “Sponsors’

CUSIP No. 430880 104	13D	Page 6 of 11 Pages

Warrants”) in a private placement at a purchase price of $1.00 per Warrant ($454,545 and $464,773, respectively). The Sponsors’ Warrants have an exercise price of $7.50 per share and will become exercisable upon the later of the completion by the Issuer of its initial business combination and January 3, 2009. Ivy Healthcare and Fieldpoint financed their purchases of the Sponsors’ Warrants through the use of working capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Founders’ Units and the Sponsors’ Warrants for investment purposes.

Letter Agreement

Both Warren Jr. and Pangia, have entered into letter agreements with the Issuer and Citigroup Global Markets, Inc., dated as of October 3, 2007 (the “Letter Agreements”). Pursuant to the terms of the letter agreements, Messrs. Warren Jr. and Pangia have agreed to vote the shares of Common Stock beneficially owned by them prior to the initial public offering (the “Founders’ Shares”) in the same manner as the majority of shares cast by public stockholders in connection with the vote required to approve the Issuer’s initial business combination and for the proposal to amend the Issuer’s certificate of incorporation to provide for the Issuer’s perpetual existence. In addition, Messrs. Warren Jr. and Pangia has agreed to vote any and all shares of Common Stock acquired by them in the initial public offering or thereafter in favor of the Issuer’s initial business combination. Messrs. Warren Jr. and Pangia also agreed to not propose, or vote in favor of, an amendment to the Issuer’s certificate of incorporation to extend the period of time in which the Issuer must consummate its initial business combination prior to its liquidation. Should such a proposal be put before the Issuer’s stockholders, Messrs. Warren Jr. and Pangia agreed to vote against such proposal except in connection with the Issuer’s initial business combination to give the Issuer perpetual existence. The Letter Agreements further provides that the Sponsors’ Warrants, the Founders’ Shares and the Co-Investment Units (as defined below) are subject to transfer restrictions, except with respect to certain exceptions, all as more fully set forth in the Letter Agreements.

The description of the Letter Agreements in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Letter Agreements, the form of which is filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2007.

Stockholders Agreement

On October 2, 2007, the Reporting Persons entered into a stockholders agreement (the “Stockholders Agreement”) with each of Highland Equity LLC, Kanders & Company, Inc., Warren B. Kanders (Highland Equity LLC, Kanders & Company, Inc. and Warren B. Kanders, together, the “Kanders Stockholders”), Dennis W. O’Dowd and Virgilio Rene Veloso (Dennis W. O’Dowd, Virgilio Rene Veloso and the Reporting Persons, together, the “Ivy Stockholders”) which will continue to be in effect for a period of up to three years after the consummation of the initial business combination of the Issuer. The Stockholders Agreement provides that the Kanders Representative and the Ivy Representative (each as defined in the Stockholders Agreement) shall each have the option, but not the obligation, to propose one director to the nominating committee of the Issuer’s board of directors for nomination as a candidate for election to the board of directors of the Issuer. In the event that all candidates proposed for nomination by the Kanders Representative and the Ivy Representative, as applicable, are nominated for election by the nominating committee of the Issuer’s board of directors, each of the parties to the

CUSIP No. 430880 104	13D	Page 7 of 11 Pages

Stockholders Agreement have agreed (subject to any existing fiduciary duties of such stockholders) to vote all shares of stock beneficially owned or held of record by such stockholders and shares of stock as to which they respectively have voting control over for, and agreed to use their reasonable best efforts to cause their respective affiliates to vote for, the respective nominees of the Kanders Representative and the Ivy Representative.

The Stockholders Agreement further provides that if a director nominated by the Kanders Representative or the Ivy Representative dies, resigns or is removed as a director and there is a resulting vacancy in the board of directors of the Issuer and the Kanders Representative or the Ivy Representative, as applicable, proposes a substitute candidate to the nominating committee of the Issuer’s board of directors to fill such vacancy and such substitute candidate is nominated by the nominating committee of the Issuer’s board of directors for election to the board of directors, each stockholder has agreed to vote all shares of stock owned by such stockholder to elect such substitute candidate nominated by the Kanders Representative or the Ivy Representative, as applicable. Additionally, in the event that any of the Ivy Stockholders fails to purchase the Co-Investment Units subscribed by it pursuant to the Co-Investment Subscription Agreement (as defined below), then the other Ivy Stockholders first and thereafter the Kanders Stockholders shall have the option, but not the obligation, to purchase, all but not less than all, of the remaining Co-Investment Units not purchased by any of the Ivy Stockholders. In the event that the Kanders Stockholders purchase the Co-Investment Units that were subscribed for by any of the Ivy Stockholders and not purchased by the other Ivy Stockholders the Ivy Stockholders will be required to transfer and deliver to the Kanders Stockholders a pro-rata amount of the Founders’ Units beneficially owned by such Ivy Stockholders. Reciprocal provisions apply to defaults under the Co-Investment Subscription Agreements executed by certain of the Kanders Stockholders.

The description of the Stockholders Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is incorporated by reference into this Statement as Exhibit 99.1.

Co-Investment Subscription Agreement

Ivy Healthcare, Fieldpoint and Pangia each entered into a subscription agreement dated as of May 31, 2007 (the “Co-Investment Subscription Agreement”), pursuant which to they agreed to purchase 202,020, 206,565 and 79,293 units, respectively (‘‘Co-Investment Units’’) at a price of $10 per unit from the Issuer in a private placement that will occur immediately prior to the Issuer’s consummation of its initial business combination. These Co-Investment Units are identical to the units sold in the Issuer’s initial public offering and may not be sold, transferred, or assigned until at least one year after the completion of the Issuer’s initial business combination.

Pursuant to the Co-Investment Subscription Agreement, if any of the Ivy Stockholders fails to purchase the Co-Investment Units and the other Ivy Stockholders or the Kanders Stockholders do not satisfy such party’s co-investment obligation in full, the Ivy Stockholders have agreed to sell, and the Issuer has agreed to purchase, such Ivy Stockholders’ Founders’ Units at the same purchase price the founders originally paid for them.

The description of the Co-Investment Subscription Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Co-Investment Subscription Agreement, the form of which is filed as Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2007.

CUSIP No. 430880 104	13D	Page 8 of 11 Pages

Escrow Agreement

On October 3, 2007, Ivy Healthcare, Fieldpoint and Pangia entered into an escrow agreement (the “Escrow Agreement”) with Continental Stock Transfer & Trust Company, and the other Ivy Stockholders, and the Kanders Stockholders. Pursuant to the terms of the Escrow Agreement all of the Founders’ Unit will be placed in escrow until one year after the consummation of the Issuer’s initial business combination. A portion of the Founders’ Units will be released from escrow earlier than as described above and returned to the Issuer for cancellation at no cost if and to the extent the underwriters’ over-allotment option in the Issuer’s initial public offering is not exercised in full or expires unexercised. The Founders’ Units may be released from escrow earlier than as described above and are subject to transfer restrictions, subject to certain exceptions, all as more fully set forth in the Escrow Agreement.

The description of the Escrow Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Escrow Agreement, the form of which is filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2007.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, except as may be precluded by the agreements described above in this Item 4,  in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) As of October 12, 2007, the Reporting Persons beneficially owned in the aggregate 1,642,786 shares of Common Stock, constituting approximately 9.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 17,250,000 shares of Common Stock outstanding as of October 9, 2007, as set forth in the Issuer’s audited financials filed as Exhibit 99.1 to its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, plus 1,800,000 shares issued on October 15, 2007 pursuant to the underwriters’ over-allotment option, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2007). This does not include shares of Common Stock which may be purchased pursuant to the Founders’ Warrants or the Sponsors’ Warrants because such warrants are not exercisable within the next 60 days and may not become exercisable within the next 60 days.

CUSIP No. 430880 104	13D	Page 9 of 11 Pages

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Common Stock
Ivy Healthcare	680,242	3.9%*
Fieldpoint	695,548	4.0%*
Pangia	266,996	1.5%*
*

In the event that the underwriters’ over-allotment option in the Issuer’s initial public offering is exercised and the Reporting Persons do not purchase additional shares sold in the underwriters’ over-allotment option, such percentage will decrease.

Warren Jr. is a principal of Ivy Capital Partners, the General Partner of Ivy Healthcare and is a manager of, and owns a 32.67% partnership interest in, Fieldpoint. Pangia is a principal of Ivy Capital Partners, the General Partner of Ivy Healthcare. Both, Warren Jr. and Pangia may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Ivy Healthcare beneficially owns. Warren Jr. may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Fieldpoint beneficially owns. Warren Jr. and Pangia have the power to direct the voting and disposition of the shares of Common Stock that Ivy Healthcare beneficially owns. Warren Jr. has the power to direct the voting and disposition of the shares of Common Stock that Fieldpoint beneficially owns.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each member of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) of 1,642,786 shares of Common Stock, constituting approximately 9.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 17,250,000 shares of Common Stock outstanding as of October 9, 2007, as set forth in the Issuer’s audited financials filed as Exhibit 99.1 to its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 11, 2007, plus 1,800,000 shares issued on October 15, 2007 pursuant to the underwriters’ over-allotment option, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2007). This does not include shares of Common Stock which may be purchased pursuant to the Founders’ Warrants or the Sponsors’ Warrants because such warrants are not exercisable and may not become exercisable within the next 60 days.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Warren Jr. and Pangia, shall not be considered an admission that either Warren Jr. or Pangia, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

As a result of the Stockholders Agreement, each of the Kanders Stockholders, and the Ivy Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5 of the Act, and the “group” may be deemed to be the owner of 3,867,200 shares of Common Stock on October 12, 2007, or 22.4% of the total issued and outstanding Common Stock of the Issuer. Each of the Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock held by the Ivy Stockholders. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that a “group” exists with the Kanders Stockholders, or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by them.

CUSIP No. 430880 104	13D	Page 10 of 11 Pages

The Reporting Persons have made purchases of the Issuer’s securities during the last 60 days, as follows:

Name	Date	Type	Number	Price
Ivy Healthcare	October 9, 2007	Private	454,545 Sponsors’ Warrants	$1 per Sponsors’ Warrant
Fieldpoint	October 9, 2007	Private	464,773 Sponsors’ Warrants	$1 per Sponsors’ Warrant
Pangia	October 9, 2007	Private	178,409 Sponsors’ Warrants	$1 per Sponsors’ Warrant

(d) and (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of October 16, 2007 (the “13D Joint Filing Agreement”), pursuant to which they agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The description of the 13D Joint Filing Agreement in this Item 6 of the Statement is qualified in its entirety by reference to the full text of the 13D Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.2.

 Except for the agreements described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following exhibit is filed as part of this Statement:

Exhibit 99.1	Stockholders Agreement dated as of October 2, 2007.
Exhibit 99.2	Joint Filing Agreement dated as of October 17, 2007.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2007

IVY HEALTHCARE CAPITAL II, L.P.

By:	/s/ Robert W. Pangia
Name:	Robert W. Pangia
Title:	Manager

FIELDPOINT CAPITAL, LLC

By:	/s/ Russell F. Warren, Jr.
Name:	Russell F. Warren, Jr.
Title:	Manager

/s/ Russell F. Warren, Jr.
Russell F. Warren, Jr., Individually

/s/ Robert W. Pangia
Robert W. Pangia, Individually